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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   Cyrk, Inc.
                                ----------------
                                (Name of Issuer)

                           Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   232817 10 6
                                 -------------
                                 (CUSIP Number)

                                  Eric Stanton
                      c/o Simon Marketing, Hong Kong, Ltd.
                             Evergo House, 3rd Floor
                               38 Gloucestor Road
                               (011) 852-28655-037
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Martin Gelfand, Esq.
                               Irell & Manella LLP
                       1800 Avenue of the Stars, Suite 900
                       Los Angeles, California 90067-4276

                                September 1, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of __ Pages)


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---------------------                                       --------------------
CUSIP NO. 232817 10 6                  13D                   PAGE    OF    PAGES
---------------------                                        -------------------
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1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Eric Stanton

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [X]
                                                                    (b)  [ ]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS

        N/A

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        US

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                      7.     SOLE VOTING POWER

                             1,148,023

                      --------------------------------------------------------
NUMBER OF             8.     SHARED VOTING POWER
SHARES
BENEFICIALLY                 4,869,046*
OWNED BY              --------------------------------------------------------
EACH                  9.     SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  1,148,023*

                      --------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                             1,148,023*

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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,148,023*

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.3% (Based on the number of shares of Cyrk, Inc. common stock reported as being outstanding in Cyrk, Inc's Quarterly Report on Form 10-Q for the quarter ending June 30, 1999)*

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14.     TYPE OF REPORTING PERSON

        IN

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* Pursuant to the Shareholders Agreement described in Item 4 of the Schedule
  13D, a copy of which is filed with the Schedule 13D, certain shareholders of the Company are required, in specified circumstances, to vote all of the shares of the Company's Common Stock held by each such shareholder in favor of the Reporting Person's election to the Board of Directors of the Company. Accordingly, the Reporting Person may be deemed to be part of a "group" with such shareholders and have voting power over 4,869,046 shares of Common Stock (or approximately 30.9% of the Company's Common Stock, based on the number of shares of Common Stock reported as being outstanding in the Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 1999as of June 30, 1999). See Item 4 of the Schedule 13D. The parties to the Shareholders Agreement have entered into a Termination Agreement (described in Item 6, below) pursuant to which the parties have agreed to terminate the Voting Agreement, effective and conditioned upon consummation of the transactions contemplated by the Securities Purchase Agreement.

  In addition, pursuant to the Voting Agreement described in Item 6 below, a copy of which is attached as Exhibit 99.1, certain shareholders of the Company, including the Reporting Person, are required, in specified circumstances, to vote all of the shares of the Company's Common Stock held by each such stockholder in favor of the Securities Purchase Agreement (described in Item 6 below) and the designees of Overseas Toys for election to the Board of Directors of the Company. Accordingly, the Reporting Person may be deemed to be a "group" with such shareholders, although the Reporting Person does not control the voting of the shares of Common Stock owned by the other shareholders. In addition, disposition of the shares of Common Stock owned by the Reporting Person is restricted under certain circumstances by the Voting Agreement. Accordingly, Overseas Toys may be deemed to have shared dispositive power over the shares of Common Stock owned by the Reporting Person.

  The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 1,148,023 shares with respect to which he possesses sole or shared dispositive power.


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        This Statement relates to the Schedule 13D (as amended and restated by
Amendment No. 1 thereto, the "SCHEDULE 13D") filed by Eric Stanton (the "REPORTING PERSON") individually and as settlor and sole trustee of the Eric Stanton Self Declaration of Revocable Trust dated May 11, 1990, as amended (the "TRUST") with regard to beneficial ownership of common stock, par value $.01 per share (the "COMMON STOCK"), of Cyrk, Inc. (the "COMPANY") and constitutes Amendment No. 2 thereto. Terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

        Item 6 is hereby amended by adding the following:

        VOTING AGREEMENT. Pursuant to a Securities Purchase Agreement, dated as of September 1, 1999 (the "SECURITIES PURCHASE AGREEMENT"), between the Company and Overseas Toys, L.P., a Delaware limited partnership ("OVERSEAS TOYS"), Overseas Toys has agreed to purchase from the Company, and the Company has agreed to sell to Oversea Toys, (i) 25,000 shares of a new series of preferred stock of the Company and (ii) a warrant to purchase an additional 15,0000 shares of a new series of preferred stock of the Company, subject to the satisfaction of certain conditions, including approval of the Securities Purchase Agreement by the Company's stockholders. As an inducement for Overseas Toys to enter into the Securities Purchase Agreement, a Voting Agreement, dated as of September 1, 1999 (the "VOTING AGREEMENT"), was entered into among Overseas Toys, Mr. Stanton and the Trust and certain other stockholders of the Company (collectively with Mr. Stanton and the Trust, the "STOCKHOLDERS").

        Pursuant to the terms of the Voting Agreement, each Stockholder irrevocably and unconditionally agreed to vote all shares of Common Stock that such Stockholder is entitled to vote in favor of the Securities Purchase Agreement, and the transactions contemplated thereby, and against any action which would reasonably be expected to result in a failure of certain conditions to the consummation of the Securities Purchase Agreement. Each Stockholder also irrevocably and unconditionally agreed to vote all shares of Common Stock that such Stockholder is entitled to vote in favor of the designees of Overseas Toys nominated by the Company (or which Overseas Toys is entitled to have nominated by the Company) for election as directors at any meeting of the Company's stockholders called for such purpose. Each Stockholder also granted a proxy, effective as of the Closing under the Securities Purchase Agreement, appointing Overseas Toys as the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power solely with respect to the matters covered by the agreement of the Stockholders described in the preceding sentence and in the manner contemplated by the Voting Agreement.

        Pursuant to the terms of the Voting Agreement, each Stockholder also agreed not to sell or otherwise dispose of any shares of Common Stock held by such Stockholder prior to the vote to approve the Securities Purchase Agreement or prior to the Company's 2001 Annual Meeting of Stockholders (but in no event later than December 31, 2001). Notwithstanding the foregoing, a Stockholder may sell shares of Common Stock so long as the recipient agrees to be bound by the terms of the Voting Agreement and executes a


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counterpart to such effect. Certain Stockholders (not including Mr. Stanton and the Trust) are excluded from the requirements of these restrictions in certain instances.

        As permitted by the Voting Agreement, Mr. Stanton and the Trust has entered into Option Agreements conveying the right to purchase 81,637 shares, in the aggregate, to the following persons: Richard David, Lauryn Harris, Richard Lamishaw, Mark Landolt, Stuart Silver and Michael Widman (each Option Agreement was entered in substantially similar form to the "FORM OF OPTION AGREEMENT"); and Mr. Stanton and the Trust intends to enter into a Stock Assignment transferring 25,000 shares to Bruce R. Bailey, Esq. (in substantially similar form to the "FORM OF STOCK ASSIGNMENT AGREEMENT").

        The Voting Agreement will terminate upon the earlier to occur of: (i) the termination of the Securities Purchase Agreement in accordance with its terms, (ii) Overseas Toys ceasing to have the right to designate three nominees to the Board of Directors pursuant to the Securities Purchase Agreement, or
(iii) September 1, 2019. In addition, this Voting Agreement will terminate (x) as to certain Stockholders, including Mr. Stanton, if Allan Brown's employment with the Company is terminated by the Company without cause (as such term is defined in the employment agreement between the Company and Mr. Brown) and (y) as to any Stockholder at such time as such Stockholder ceases to beneficially own any Shares (other than as a result of a disposition of such Shares in violation of the Voting Agreement).

        TERMINATION AGREEMENT. In connection with the execution and delivery of the Securities Purchase Agreement and the Voting Agreement, the parties to the Shareholders Agreement entered into a Termination Agreement, dated as of September 1, 1999 (the "TERMINATION AGREEMENT"), which terminates the Shareholders Agreement, effective upon the consummation of the transactions contemplated by the Securities Purchase Agreement. If the transactions contemplated by the Securities Purchase Agreement are not consummated, the Shareholders Agreement will remain in full force and effect.

        The foregoing descriptions of the Voting Agreement, Termination Agreement, Form of Option Agreement, and the Form of Stock Assignment Agreement are qualified in their entirety by reference to the Voting Agreement, Termination Agreement, Form of Option Agreement, and the Form of Stock Assignment Agreement, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3, and 99.4, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 99.1. Voting Agreement, dated as of September 1, 1999, by and among Overseas Toys, L.P., a Delaware limited partnership, Patrick Brady, Allan
I. Brown, Gregory P. Shlopak, The Shlopak Foundation, Cyrk International Foundation and the Eric Stanton Self-Declaration of Revocable Trust dated May 11, 1990.

        Exhibit 99.2. Termination Agreement, dated as of September 1, 1999, by and among the Company, Patrick Brady, Allan Brown, Gregory Shlopak, Eric Stanton and the Eric Stanton Self-Declaration of Revocable Trust dated May 11, 1990.


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        Exhibit 99.3. Form of Option Agreement, dated as of August 31, 1999, by and between Eric Stanton and the Eric Stanton Self-Declaration of Revocable Trust dated May 11, 1990 and Optionee (as defined therein).

     Exhibit 99.4. Form of Stock Assignment Separate From Certificate, by and between Eric Stanton and the Eric Stanton Self-Declaration of Revocable Trust dated May 11, 1990 and Bruce R. Bailey, Esq.


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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Dated: September 14, 1999

                                       /s/ Eric Stanton
                                       -----------------------------------------
                                       Eric Stanton


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                                  EXHIBIT INDEX

EXHIBIT NO.                         DESCRIPTION
Exhibit 99.1   Voting Agreement, dated as of September 1, 1999, by and among
               Overseas Toys, L.P., a Delaware limited partnership, Patrick
               Brady, Allan I. Brown, Gregory P. Shlopak, The Shlopak
               Foundation, Cyrk International Foundation and the Eric Stanton
               Self-Declaration of Revocable Trust dated May 11, 1990.

Exhibit 99.2 Termination Agreement, dated as of September 1, 1999, by and among the Company, Patrick Brady, Allan Brown, Gregory Shlopak,
               Eric Stanton and the Eric Stanton Self-Declaration of Revocable
               Trust dated May 11, 1990.

Exhibit 99.3 Form of Option Agreement, dated as of August 31, 1999, by and between Eric Stanton and the Eric Stanton Self-Declaration of
               Revocable Trust dated May 11, 1990 and Optionee (as defined therein).

Exhibit 99.4 Form of Stock Assignment Separate From Certificate, by and between the Eric Stanton and the Eric Stanton Self-Declaration of Revocable Trust dated May 11, 1990 and Bruce R. Bailey, Esq.


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